Exhibit 2.3
ASSIGNMENT AND ASSUMPTION AGREEMENT
     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment”) is entered into as of December 4, 2007 (the "Effective Date”), by and between W2007/ACEP Holdings, LLC, a Delaware limited liability company (“Assignor”), and W2007/ACEP Managers Voteco, LLC, a Delaware limited liability company (“Assignee”).
RECITALS:
          WHEREAS, Assignor, as buyer, and American Entertainment Properties, Corp. (“Seller”), as seller, entered into that certain Membership Interest Purchase Agreement, dated as of April 22, 2007, as amended by that certain First Amendment to Membership Interest Purchase Agreement, dated as of September 12, 2007 (as amended, the “Purchase Agreement”; capitalized terms used but not defined herein shall have the meanings given such terms in the Purchase Agreement), pursuant to which Seller has agreed to sell, and Assignor has agreed to purchase, all of the issued and outstanding membership interests in American Casino & Entertainment Properties, LLC; and
          WHEREAS, Assignor desires to assign to Assignee, as Affiliate of Assignor, all of Assignor’s right, title and interest in, to and under the Purchase Agreement, and Assignee desires to accept such assignment, upon the terms and conditions hereinafter set forth.
          NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged, the parties hereto hereby agree as follows:
1.	Assignment and Assumption. Pursuant to Section 10.4 of the Purchase Agreement, (x) Assignor hereby assigns to Assignee all of Assignor’s rights, interests and obligations in, to and under the Purchase Agreement and (y) Assignee hereby accepts said assignment of Assignor’s rights, interests and obligations in, to and under the Purchase Agreement.

2.	Miscellaneous. This Assignment shall not be changed, modified, terminated or discharged, in whole or in part, nor any of its provisions waived, except by written instrument which (i) shall expressly refer to this Assignment, and (ii) shall be executed by the party against which enforcement of the change, modification, termination, discharge or waiver shall be sought. This Assignment may be executed in any number of counterparts, all of which, when taken together, shall constitute a single instrument. Furthermore, this Assignment may be executed and delivered by telecopier, electronic transmittal of a PDF file or other facsimile or electronic method and shall constitute an original, all of which, taken together, shall constitute one and the same instrument and shall be binding upon the parties as fully and completely as if both had signed but one instrument. This Assignment shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns. The provisions of this Assignment shall be deemed independent and severable, and the invalidity or partial invalidity or unenforceability of any one provision contained in this Assignment shall not affect the validity or enforceability of any other provision contained in this Assignment.

3.	Governing Law. This Assignment shall be governed by and construed in accordance with the laws of the State of Delaware.
[Signature page follows]

     IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the date first set forth above.

ASSIGNOR:

W2007ACEP HOLDINGS, LLC, a Delaware limited liability company

By:	Whitehall Street Global Real Estate Limited Partnership 2007

	By:	WH Advisors, L.L.C. 2007

		By:	/s/ David Gutstadt

Name: David Gutstadt
Title: Vice President

ASSIGNEE:

W2007/ACEP MANAGERS VOTECO, a Delaware limited liability company

By:	/s/ Stuart Rothenberg

Name: Stuart Rothenberg
Title: Manager